HSBC USA Inc.

EXHIBIT 12

HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30	2009	2008

	(dollars are in millions)

Ratios excluding interest on deposits:
Net loss	$(177)	$(588)
Income tax expense (benefit)	56	(334)

Income (loss) before income tax expense (benefit)	(121)	(922)

Less: Undistributed equity earnings	24	23
Fixed charges:
Interest on:
Borrowed funds	51	227
Long-term debt	634	766
One third of rents, net of income from subleases	18	18

Total fixed charges, excluding interest on deposits	703	1,011

Earnings (loss) before taxes and fixed charges, net of undistributed equity earnings	$558	$66

Ratio of earnings (loss) to fixed charges	0.79	0.07

Total preferred stock dividend factor(1)	$37	$92

Fixed charges, including the preferred stock dividend factor	$740	$1,103

Ratio of earnings to combined fixed charges and preferred stock dividends	0.75	0.06

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$703	$1,011
Add: Interest on deposits	804	1,956

Total fixed charges, including interest on deposits	$1,507	$2,967

Earnings (loss) before taxes and fixed charges, net of undistributed equity earnings	$558	$66
Add: Interest on deposits	804	1,956

Total	$1,362	$2,022

Ratio of earnings to fixed charges	0.90	0.68

Fixed charges, including the preferred stock dividend factor	$740	$1,103
Add: Interest on deposits	804	1,956

Fixed charges, including the preferred stock dividend factor and interest on deposits	$1,544	$3,059

Ratio of earnings to combined fixed charges and preferred stock dividends	0.88	0.66

(1)	Preferred stock dividends grossed up to their pretax equivalents.